United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

SUMMARY OF THE MINUTES OF AN EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

Date, place and time:

October 10, 2008, at 8:00am, exceptionally held via teleconference centralized in the Company's branch offices at Av. Brigadeiro Faria Lima nº 2.277, 4th floor, in the City of São Paulo - SP.

Quorum:

Responding to a formal invitation, the following Board members attended the meeting: Carlos Alberto Vieira (Chairman), Ernane Galvêas, João Carlos Chede, Haakon Lorentzen, Eliezer Batista da Silva, Luiz Aranha Corrêa do Lago, Raul Calfat, Alexandre D'Ambrosio, Sergio Duarte Pinheiro and Jorge Eduardo Martins Moraes.

Summary of the Deliberations:

Considering the vacancy of the Executive Officer's position formerly occupied by Mr. Isac Roffé Zagury, the Board of Directors decided to appoint Mr. VALDIR ROQUE, Brazilian, married, business administrator, bearer of the Identity Card RG nr. 5.209.285 -SSP/SP issued on November 1st, 1996, and CPF/MF nr. 473.312.758 -87, domiciled in the City of São Paulo - SP, at Av. Brigadeiro Faria Lima nº 2.277, 4th floor, to serve as an Executive Officer of the Company, with no special designation. The appointed officer shall be responsible for the management of the Company's financial activities and will perform the duties of an Investor Relations Officer. The newly appointed Executive Officer shall be entitled to the remuneration attributed to him by the Board of Directors and his term of office shall terminate together with that of the other Executive Officers of the Company.

The Chairman was also informed that the Directors Haakon Lorentzen, Eliezer Batista da Silva and Luiz Aranha Corrêa do Lago, despite having participated in the meeting, have declared their intention to refrain from voting for the appointment of the new Executive Officer, "due to the fact that the shareholders of Arapar S.A. have accepted a proposal for the sale of their shares to the shareholder that appoints the candidate to the Officer's position, who will be in charge of implementing the corporate integration strategy announced."

Closing:

The resolutions were decided with the approval of the majority of Board members present. These Minutes were signed by those present. São Paulo, October 10, 2008. (Signatures) Carlos Alberto Vieira - Chairman; José Luiz Braga - Secretary; Ernane Galvêas; João Carlos Chede; Haakon Lorentzen; Eliezer Batista da Silva; Luiz Aranha Corrêa do Lago; Raul Calfat; Alexandre D'Ambrosio; Sérgio Duarte Pinheiro; Jorge Eduardo Martins Moraes.

This is a faithful representation of the original, contained in the corporate register. José Luiz Braga Secretary

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer